Mail Stop 6010

March 11, 2008

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

   Re: **Diasense, Inc.**
     Response letter concerning Revised Preliminary Information Statement
     Submitted March 6, 2008
     File No. 0-26504

Dear Mr. Little:

  We have reviewed your letter and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Previous Corporate Actions, page 3

1. We note your response to comment 2 and reissue it. While we agree that a "detailed explanation" is not necessary, the disclosure should explain the basis for management's "subjective belief" that "a reconfiguration is critical so that there are no large concentrations of stock outside of Management's control," particularly since your beneficial ownership table does not identify any other holders of large concentrations of stock.

2. We also reissue comment 3. We note that your disclosure says you have 356 shareholders before the splits and that you estimate there will be 356 stockholders after the splits, so disclose the reason for doing the 1 for 5 reverse split first. If your goal is to have "a

minimum of 300 round lot holders," why would you not simply do the 100 for 1 forward split?

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Steven L. Siskind